Exhibit 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
Announcement
Update on Increase in Shareholdings of the Company by Controlling Shareholder

The Company and all Board members warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
On 23 September 2008, PetroChina Company Limited (the “Company”) published the Announcement on Increase in Shareholdings of the Company by Controlling Shareholder (Reference number: Lin 2008-024). As disclosed in that announcement, China National Petroleum Corporation (“CNPC”), controlling shareholder of the Company, increased its shareholdings of the Company initially on 22 September 2008, and intended to, within 12 months from that date, further increase its shareholdings in the Company on the secondary market, either in its own name or through parties acting in concert with it, by an aggregated amount not exceeding 2% of the total issued share capital of the Company (the “Acquisition Plan”).
As at 21 September 2009, CNPC has completed the Acquisition Plan and has increased its shareholdings in the Company by an aggregate of 242,519,441 shares of the Company, representing approximately 0.13% of the entire share capital of the Company, via the trading system of the Shanghai Stock Exchange. Upon completion of the Acquisition Plan, CNPC holds an aggregate of 158,164,597,259 shares of the Company, representing approximately 86.42%1 of the entire share capital of the Company. Pursuant to its undertaking, CNPC has not reduced its shareholdings in the Company in the course of the Acquisition Plan.
Pursuant to, among others, the Administrative Measures on Acquisitions of Listed Companies (), the Decision on the Amendment to Article 63 of the Administrative Measures on Acquisitions of Listed Companies () and the Guidelines by the Shanghai Stock Exchange on Further Increase in Shareholdings by Members of Listed Companies and Parties Acting In Concert (), CNPC will submit to China Securities Regulatory Commission an application for a waiver from making a general offer through the simplified procedures.
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
23 September 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

[1]	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.